UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Tsutomu Nakagawa

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

Copies to:

Benjamin O. Lang

Jones Day

The Okura Prestige Tower

2-10-4 Toranomon, Minato-ku

Tokyo 105-001, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G637AM102 Page 2 of 11

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 49,678,522
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 49,678,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,678,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.95% (1)
14	TYPE OF REPORTING PERSON CO

(1) This calculation is based on 92,077,860 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

CUSIP: G637AM102 Page 3 of 11

1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 49,678,522
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 49,678,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,678,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.95% (2)
14	TYPE OF REPORTING PERSON CO

(1) Working capital from Sumitomo Dainippon Pharma Co., Ltd. was contributed to Sumitovant Biopharma Ltd. for purposes of acquiring additional shares.

(2) This calculation is based on 92,077,860 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

CUSIP: G637AM102 Page 4 of 11

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,678,522
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 49,678,522
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,678,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.95% (1)
14	TYPE OF REPORTING PERSON OO

(1) This calculation is based on 92,077,860 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Initial Filing”) as amended by Amendment No. 1 filed on March 18, 2020, Amendment No. 2 filed on March 26, 2020, Amendment No. 3 filed on April 16, 2020, Amendment No. 4 filed on May 15, 2020, and Amendment No. 5 filed on May 14, 2021 (together with the Initial Filing, the “Original Schedule 13D” and, together with this Amendment No. 6, the “Statement”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 6 is being filed by Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”), Sumitomo Dainippon Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon”), and Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) (collectively, the “Reporting Persons”).

This Amendment No. 6 is being filed to amend Item 3 and Item 5 of the Original Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplementally amended as follows:

On August 16, 2021, Sumitovant purchased 42,785 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $20.83 to $21.82 at an average price of $21.2938 per share for an aggregate purchase price of $911,053.21, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 16, 2021, Sumitovant purchased 5,382 Common Shares of the Issuer in the open market in multiple transaction at prices ranging from $21.84 to $22.08 at an average price of $21.9416 per share for an aggregate purchase price of $118,089.80, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 17, 2021, Sumitovant purchased 23,549 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $20.46 to $21.15 at an average price of $20.8947 per share for an aggregate purchase price of $492,048.53, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 18, 2021, Sumitovant purchased 17,116 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.06 to $21.72 at an average price of $21.4473 per share for an aggregate purchase price of $367,091.64, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 19, 2021, Sumitovant purchased 46,792 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.13 to $21.87 at an average price of $21.5084 per share for an aggregate purchase price of $1,006,419.96, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 20, 2021, Sumitovant purchased 46,478 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $20.32 to $21.27 at an average price of $20.8602 per share for an aggregate purchase price of $969,539.65, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

[1]

The Reporting Person hereby undertakes to provide, upon request by the Commission Staff, the Issuer or a security holder of the Issuer, full information regarding the number of shares and prices at which the transactions were effected.

On August 23, 2021, Sumitovant purchased 25,057 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.36 to $22.35 at an average price of $22.1261 per share for an aggregate purchase price of $554,414.16, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 23, 2021, Sumitovant purchased 30,390 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.36 to $22.66 at an average price of $22.4522 per share for an aggregate purchase price of $682,322.77, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 24, 2021, Sumitovant purchased 34,299 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.10 to $22.51 at an average price of $22.3700 per share for an aggregate purchase price of $767,269.40, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 25, 2021, Sumitovant purchased 28,709 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.00 to $22.55 at an average price of $22.4375 per share for an aggregate purchase price of $644,158.37 , all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 26, 2021, Sumitovant purchased 40,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.39 to $23.06 at an average price of $22.6728 per share for an aggregate purchase price of $906,912.98, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 27, 2021, Sumitovant purchased 37,038 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.61 to $23.51 at an average price of $23.1722 per share for an aggregate purchase price of $858,252.06 , all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 30, 2021, Sumitovant purchased 70,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $23.51 to $24.00 at an average price of $23.9157 per share for an aggregate purchase price of $1,674,098.94, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On August 31, 2021, Sumitovant purchased 39,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $23.79 to $24.59 at an average price of $24.2791 per share for an aggregate purchase price of $946,883.73, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 1, 2021, Sumitovant purchased 40,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $24.33 to $24.99 at an average price of $24.8257 per share for an aggregate purchase price of $993,026.90, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 2, 2021, Sumitovant purchased 22,209 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $24.85 to $25.80 at an average price of $25.2543 per share for an aggregate purchase price of $560,872.56, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 2, 2021, Sumitovant purchased 35,045 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $25.90 to $26.89 at an average price of $26.4628 per share for an aggregate purchase price of $927,388.82, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

[1]

The Reporting Person hereby undertakes to provide, upon request by the Commission Staff, the Issuer or a security holder of the Issuer, full information regarding the number of shares and prices at which the transactions were effected.

On September 2, 2021, Sumitovant purchased 5,848 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $26.91 to $27.00 at an average price of $26.9547 per share for an aggregate purchase price of $157,631.20, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 3, 2021, Sumitovant purchased 29,822 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $26.19 to $27.18 at an average price of $26.7381 per share for an aggregate purchase price of $797,383.46, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 3, 2021, Sumitovant purchased 1,378 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $27.25 to $27.32 at an average price of $27.2931 per share for an aggregate purchase price of $37,609.94, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 7, 2021, Sumitovant purchased 28,287 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $25.79 to $26.76 at an average price of $26.0784 per share for an aggregate purchase price of $737,679.46 , all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 7, 2021, Sumitovant purchased 4,913 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $26.81 to $27.35 at an average price of $27.1218 per share for an aggregate purchase price of $133,249.27, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 8, 2021, Sumitovant purchased 21,902 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $25.26 to $26.23 at an average price of $25.7357 per share for an aggregate purchase price of $563,663.37, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 9, 2021, Sumitovant purchased 37,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $25.14 to $26.00 at an average price of $25.5175 per share for an aggregate purchase price of $944,146.99, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 10, 2021, Sumitovant purchased 30,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $24.70 to $25.44 at an average price of $25.1130 per share for an aggregate purchase price of $753,389.51, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 13, 2021, Sumitovant purchased 53,150 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.74 to $23.73 at an average price of $23.0867 per share for an aggregate purchase price of $ 1,227,058.67, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 13, 2021, Sumitovant purchased 30,028 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $23.74 to $24.44 at an average price of $23.9107 per share for an aggregate purchase price of $717,989.01, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 14, 2021, Sumitovant purchased 65,128 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.55 to $22.48 at an average price of $22.0372 per share for an aggregate purchase price of $1,435,241.19, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 14, 2021, Sumitovant purchased 6,172 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $22.64 to $22.89 at an average price of $22.7555 per share for an aggregate purchase price of $140,447.24, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 15, 2021, Sumitovant purchased 89,864 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.45 to $22.39 at an average price of $21.9831 per share for an aggregate purchase price of $1,975,486.80, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

On September 16, 2021, Sumitovant purchased 50,000 Common Shares of the Issuer in the open market in multiple transactions at prices ranging from $21.24 to $22.19 at an average price of $21.7510 per share for an aggregate purchase price of $1,087,548.08, all of which was funded through a contribution of working capital from Sumitomo Dainippon to Sumitovant.1

The Common Shares in all such transactions were purchased under the 2021 10b5-1 Trading Plan, pursuant to Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

[1]

The Reporting Person hereby undertakes to provide, upon request by the Commission Staff, the Issuer or a security holder of the Issuer, full information regarding the number of shares and prices at which the transactions were effected.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a)—(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 49,678,522 Common Shares beneficially owned by the Reporting Persons represent 53.95% of the issued and outstanding Common Shares based on 92,077,860 Common Shares issued and outstanding as of July 23, 2021, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2021.

Sumitovant has sole voting power and sole dispositive power with regard to 49,678,522 Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon has shared voting power and shared dispositive power with regard to such Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon, by virtue of their relationships to Sumitovant (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Sumitovant directly beneficially owns. Each of Sumitomo Chemical and Sumitomo Dainippon disclaims beneficial ownership of such Common Shares for all other purposes.

(c)    There have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d)    In connection with the Share Return Agreement, filed as Exhibit 99.4 to the Schedule 13-D filed January 3, 2020, Roivant has the right to receive or the power to direct the receipt of an amount equal to all Distributions (as such term is defined in the Share Return Agreement) made on or in respect of the 4,243,005 Common Shares representing the Myovant Top-Up Shares that are not otherwise received by Roivant pursuant to Section 1 of the Share Return Agreement, to the extent that Roivant would be entitled to receive such Distributions if it held the Myovant Top-Up Shares.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2021	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Swathi Padmanabhan, as Attorney-In-Fact

Dated: September 17, 2021	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Tsutomu Nakagawa
	Name:	Tsutomu Nakagawa
	Title:	Senior Director Global Corporate Strategy

Dated: September 17, 2021	SUMITOVANT BIOPHARMA LTD. By: /s/ Swathi Padmanabhan, as Attorney-In-Fact